FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2013

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Banco Santander, S.A.

Item

1	Material fact dated October 7, 2013.

MATERIAL FACT

Banco Santander, S.A. and Santander Consumer Finance, S.A. (“Santander Consumer”) communicate that Santander Consumer has reached today a strategic agreement with El Corte Inglés, S.A. (“El Corte Inglés”) in consumer finance and client financing which includes the acquisition to El Corte Inglés of a 51% interest in Financiera El Corte Inglés, E.F.C., S.A. (“Financiera El Corte Inglés”). El Corte Inglés will retain the remaining 49%.

Financiera El Corte Inglés is a consumer finance business that provides financing for the acquisition of all sorts of goods and services of the entities of the El Corte Inglés group. El Corte Inglés group is a leading retailer in Spain and the top department store business in the country.

The transaction values Financiera El Corte Inglés in €415 million. It is expected that El Corte Inglés will receive prior to closing a special dividend of approx. €140 million. Thus, Santander Consumer will pay a price of approx. €140 million for the 51% stake of Financiera El Corte Inglés.

Financiera El Corte Inglés will have a seven member Board, of which Santander Consumer will appoint four members and El Corte Inglés the remaining three.

Closing of the transaction is conditional upon, inter alia, the required regulatory and antitrust approvals. It is expected that closing will take place in the first quarter of 2014.

Boadilla del Monte (Madrid), October 7, 2013

Banco Santander, S.A. - Domicilio Social: Paseo de Pereda, 9-12. 39004 SANTANDER - R. M. de Santander, Hoja 286, Folio 64, Libro 5º de Sociedades, Inscripción 1ª. C.I.F. A-39000013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: October 7, 2013	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President